MUNGER, TOLLES & OLSON LLP

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June 2, 2006

Barbara C. Jacobs, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	TenFold Corporation
Registration Statement on Form S-1
File No. 333-133415
Filed on April 20, 2006

Dear Ms. Jacobs:

Reference is made to our legal opinion (the “Opinion”) attached as Exhibit 5 to the Form S-1 filed by TenFold Corporation on April 20, 2006. This letter will confirm that the reference and limitation in the Opinion to the “Delaware General Corporation Law” includes the statutes of Delaware, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

Sincerely,

MUNGER, TOLLES & OLSON LLP